UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
                          [Amendment No.____________]

                         WELLSFORD REAL PROPERTIES, INC.
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                              (Name of the Issuer)

                         WELLSFORD REAL PROPERTIES, INC.
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                      (Name of Person(s) Filing Statement)

                    COMMON SHARES, PAR VALUE $0.02 PER SHARE
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                         (Title of Class of Securities)

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                     (CUSIP Number of Class of Securities)

                               Jeffrey H. Lynford
                                   President
                        Wellsford Real Properties, Inc.
                         535 Madison Avenue, 26th Floor
                            New York, New York 10022
                                ((212) 838-3400)
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  (Name, Address and Telephone Number of Person Authorized to Receive Notices
          and Communications on Behalf of Person(s) Filing Statement)

                                with a copy to:
                              Alan S. Pearce, Esq.
                                 Bryan Cave LLP
                          1290 Avenue of the Americas
                               New York, NY 10104
                                 (212) 541-2000

     This statement is filed in connection with (check the appropriate box):

[X] a. The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2), Regulation 14C (17 CFR 240.14c-1 to 240.14c-101) or Rule 13e-3(c) (Section 240.13e-3(c)) under the
     Securities Exchange Act of 1934.

[ ] b. The filing of a registration statement under the Securities Act of 1933.

[ ]  c. A tender offer.

[ ]  d. None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

     Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                           Calculation of Filing Fee
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Transaction valuation*                                 Amount of filing fee**

$1,000,000                                             $117.70
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*For purposes of calculating the filing fee only, this amount assumes the aggregate cash payment of $1,000,000 by the Issuer in lieu of fractional shares immediately following a 1-for-100 reverse stock split to holders of fewer than 100 shares of the issuer's common stock prior to the reverse stock split. The aggregate cash payment is equal to the product of the price of $20.50 per pre-split share and 48,780 pre-split shares, the estimated maximum aggregate number of shares held by such holders.

**Determined pursuant to Rule 0-11(b)(1) as the product of $1,000,000 and ..0001177.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid:________________________________________________________

Form or Registration No.: _____________________________________________________

Filing Party: _________________________________________________________________

Date Filed: ___________________________________________________________________

                                  INTRODUCTION

     This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3") is being filed by Wellsford Real Properties, Inc. (the "Company").

     Concurrently with the filing of this Schedule 13E-3, the Company is filing a proxy statement (the "Proxy Statement") pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A copy of the Proxy Statement is attached

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hereto as Exhibit A. The information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement.

     All reference to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

Item 1. Summary Term Sheet.

     The information set forth in the Proxy Statement under the caption "Introduction -- Summary Term Sheet -- Summary of Proposed Stock Split" is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) Name and Address. Wellsford Real Properties, Inc. is the subject company. Its principal executive office is located at 535 Madison Avenue, 26th Floor, New York, NY 10022 and its telephone number is (212) 838-3400.

     (b) Securities. As of June 10, 2005, there were 6,297,736 issued and outstanding shares of common stock, par value $0.02 per share, of the Company (the "Regular Common Shares").

     (c) Trading and Market Price. The Company's Regular Common Shares are traded on the American Stock Exchange under the symbol "WRP." The information set forth in the Proxy Statement under the caption "Introduction -- Summary Term Sheet -- Summary of Proposed Stock Split" is incorporated herein by reference.

     The high and low closing sales prices for the Regular Common Shares on the American Stock Exchange and the dividends declared for the years ended December 31, 2004 and 2003 are as follows:

                         2004                              2003
               ---------------------------        ---------------------------
Quarter         High     Low     Dividends         High     Low     Dividends

First......    $19.50   $16.51      None          $16.40   $14.52      None
Second.....    $18.50   $15.25      None          $16.65   $14.63      None
Third......    $15.90   $14.63      None          $17.31   $15.15      None
Fourth.....    $16.00   $14.42      None          $18.69   $17.25      None

     During the quarter ending March 31, 2005, the high and low closing sales prices for the Regular Common Shares on the American Stock Exchange were $15.00 and $13.85, respectively, and no dividends were declared through March 31, 2005.

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     (d) Dividends. No dividends have been paid by the Company on its Regular
Common Shares during the past two years. The information set forth in the Proxy Statement under the caption "Introduction -- Summary Term Sheet -- Summary of Proposed Plan of Liquidation" is incorporated herein by reference. There are no restrictions on the Company's current or future ability to pay dividends.

     (e) Prior Public Offerings. None.

     (f) Prior Stock Purchases. The Company has not purchased any of its securities during the past two years. The information set forth in the Proxy Statement under the captions "Introduction -- Special Factors Relating to the Stock Split -- Fairness of Stock Split" is incorporated herein by reference.

Item 3.  Identity and Background of Filing Person.

     (a) Name and Address. Wellsford Real Properties, Inc., the subject company, is the filing person of this Schedule 13E-3. Its principal business office is located at 535 Madison Avenue, 26th Floor, New York, NY 10022 and its telephone number is (212) 838-3400. The directors of the Company are: Jeffrey H. Lynford (Chairman), Bonnie R. Cohen, Douglas Crocker II, Meyer "Sandy" Frucher, Mark S. Germain, and Edward Lowenthal. The executive officers of the Company are Jeffrey
H. Lynford (Chairman of the Board, President and Chief Executive Officer), James
J. Burns (Senior Vice President, Chief Financial Officer and Secretary), David
M. Strong (Senior Vice President--Development), William H. Darrow (Vice President--Managing Director) and Mark P. Cantaluppi (Vice President--Chief Accounting Officer). The address of each officer and director is 535 Madison Avenue, 26th Floor, New York, NY 10022.

     (b) Business Background of Entities. Not applicable.

     (c) Business Background of Natural Persons. The information set forth in the Proxy Statement under the captions "Proposal 3 -- Nominees for Election as Directors," "Proposal 3 -- Other Directors," and "Proposal 3 -- Executive Officers" is incorporated herein by reference.

     No person set forth above (1) was convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors); or
(2) was a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibition activities subject to, federal or state securities laws.

     Each of the persons set forth above is a citizen of the United States.

Item 4.  Terms of the Transaction.

     (a) Material Terms. The information set forth in the Proxy Statement under the captions "Introduction -- Summary Term Sheet -- Summary of Proposed Stock Split," "Introduction -- Special Factors Relating to the Stock Split," "Introduction--Special Factors Relating to the Stock Split --Fairness of Stock Split," "Proposal 2--Basic Terms of the Stock Split," "Proposal 2 -- Sources of Funds and Financial Effect of the Stock Split," "Proposal 2 -- Fees and Expenses,"

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"Proposal 2 -- The Board's Recommendation" and "Proposal 2 -- Reservation of
Right to Abandon the Stock Split" is incorporated herein by reference.

     (c) Different Terms. The information set forth in the Proxy Statement under the captions "Introduction -- Summary Term Sheet -- Summary of Proposed Stock Split," "Proposal 2 -- Basic Terms of the Stock Split," "Proposal 2 -- Potential Disadvantages of the Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders," "Introduction -- Special Factors Relating to the Stock Split -- Purposes, Alternatives, Reasons and Effects of Stock Split -- Effects of the Stock Split," "Proposal 2 -- Sources of Funds and Financial Effect of the Stock Split," "Proposal 2 -- Material Federal Income Tax Consequences of Stock Split," "Introduction -- Special Factors Relating to the Stock Split -- Fairness of Stock Split" and "Proposal 2 -- Exchange of Certificates for Cash Payment or Common Shares" is incorporated herein by reference.

     (d) Appraisal Rights. The information set forth in the Proxy Statement under the captions "Introduction -- Summary Term Sheet -- Summary of Proposed Stock Split" and "Proposal 2 -- Appraisal Rights" is incorporated herein by reference.

     (e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption "Introduction -- Special Factors Relating to the Stock Split -- Fairness of Stock Split" is incorporated herein by reference.

     (f) Eligibility for Listing or Trading. Not applicable.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

     (a) Transactions. The information set forth in the Proxy Statement under the caption "Proposal 3 -- Certain Relationships and Related Transactions" is incorporated herein by reference.

     (b) Significant Corporate Events. The information set forth in the Proxy Statement under the caption "Proposal 3 -- Certain Relationships and Related Transactions" is incorporated herein by reference.

     (c) Negotiations for Contracts. See Item 5(b) of this Schedule 13E-3.

     (e) Agreements Involving the Company's Securities.  Not applicable.

Item 6.  Purposes of the Transaction and Plans or Proposals.

     (b) Use of Securities Acquired. The Company will make a cash payment presently estimated to be a maximum of $20.50 per pre-split share of Regular Common Shares in lieu of issuing fractional shares that would otherwise result from the Reverse Stock Split. The fractional shares acquired in the Reverse Stock Split will be retired and returned to the status of authorized but unissued shares of the Company's Common Shares.

     (c) Plans. The information set forth in the Proxy Statement under the captions "Introduction--Summary Term Sheet--Summary of Proposed Plan of Liquidation,"

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"Proposal 1 -- Plan of Liquidation," "Introduction -- Summary Term Sheet --
Summary of the Proposed Stock Split," and "Introduction -- Special Factors Relating to the Stock Split" is incorporated herein by reference.

Item 7.  Purposes, Alternatives, Reasons and Effects.

     (a) Purposes. The information set forth in the Proxy Statement under the captions "Introduction -- Special Factors Relating to the Stock Split -- Purposes, Alternatives, Reasons and Effects of Stock Split -- Purposes," and "Proposal 1 -- Background" is incorporated herein by reference.

     (b) Alternatives. The information set forth in the Proxy Statement under the captions "Introduction--Special Factors Relating to the Stock Split -- Purposes, Alternatives, Reasons and Effects of Stock Split -- Alternatives" and "Proposal 1 -- Background" is incorporated herein by reference.

     (c) Reasons. The information set forth in the Proxy Statement under the captions "Introduction -- Special Factors Relating to the Stock Split -- Purposes, Alternatives, Reasons and Effects of Stock Split -- Reasons for Deregistering and Delisting the Regular Common Shares" and "Proposal 1 -- Background" is incorporated herein by reference.

     (d) Effects. The information set forth in the Proxy Statement under the captions "Proposal 2 -- Basic Terms of the Stock Split," "Introduction -- Special Factors Relating to the Stock Split -- Purposes, Alternatives, Reasons and Effects of Stock Split -- Effects of the Stock Split," "Proposal 2 -- Potential Disadvantages of the Stock Split to Stockholders; Accretion in Ownership and Control of Certain Stockholders," "Proposal 2 -- Sources of Funds and Financial Effect of the Stock Split," "Proposal 2 -- Fees and Expenses," "Proposal 2 -- Material Federal Income Tax Consequences of Stock Split," and "Proposal 2 -- Conduct of the Company's Business after the Stock Split" is incorporated herein by reference.

Item 8.  Fairness of the Transaction.

     (a) Fairness. The information set forth in the Proxy Statement under the captions "Introduction -- Summary Term Sheet -- Summary of Proposed Stock Split," "Introduction -- Special Factors Relating to the Stock Split -- Purposes, Alternatives, Reasons and Effects of Stock Split -- Effects of the Stock Split," "Proposal 1 -- Background," "Introduction -- Special Factors Relating to the Stock Split -- Fairness of Stock Split" and " Proposal 2 -- The Board's Recommendation" is incorporated herein by reference. No director dissented or abstained from voting on the Rule 13e-3 transaction.

     (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the captions "Introduction -- Summary Term Sheet -- Summary of Proposed Stock Split," "Introduction -- Special Factors Relating to the Stock Split -- Purposes, Alternatives, Reasons and Effects of Stock Split," "Proposal 1 -- Background," "Introduction -- Special Factors Relating to the Stock Split--Fairness of Stock Split" and "Proposal 2 -- The Board's Recommendation" is incorporated herein by reference.

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     (c) Approval of Security Holders. The information set forth in the Proxy
Statement under the captions "Introduction -- Summary Term Sheet -- Summary of Proposed Stock Split" and "Introduction -- Votes Required to Approve Each Item" is herein incorporated by reference.

     (d) Unaffiliated Representative. No director who is not an employee of the Company has retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the 13e-3 transaction and/or preparing a report concerning the fairness of the transaction.

     (e) Approval of Directors. The information set forth in the Proxy Statement under the captions "Proposal 1 -- Background," "Introduction -- Special Factors Relating to the Stock Split -- Fairness of Stock Split" and "Proposal 2 -- What the Stock Split Contemplates" is incorporated herein by reference.

     (f) Other Offers. The information set forth in the Proxy Statement under the caption "Introduciton -- Special Factors Relating to the Stock Split -- Fairness of the Stock Split -- Substantive Factors Disfavoring the Stock Split -- No Firm Offers" is incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Certain Negotiations.

     (a) Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the caption "Introduction -- Special Factors Relating to the Stock Split -- Reports, Opinion, Appraisals and Negotiations" is incorporated herein by reference.

     (b) Preparer of Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the caption "Introduction -- Special Factors Relating to the Stock Split -- Reports, Opinion, Appraisals and Negotiations" is incorporated herein by reference.

     (c) Availability of Documents. The information set forth in the Proxy Statement under "Introduction -- Special Factors Relating to the Stock Split -- Reports, Opinion, Appraisals and Negotiations" under the caption is incorporated herein by reference.

Item 10.  Source and Amounts of Funds or Other Consideration.

     (a) Source of Funds. The information set forth in the Proxy Statement under the caption "Proposal 2 -- Source of Funds and Financial Effect of Stock Split" is incorporated herein by reference.

     (b) Conditions. The information set forth in the Proxy Statement under the caption "Proposal 2 -- Source of Funds and Financial Effect of Stock Split" is incorporated herein by reference.

     (c) Expenses. The information set forth in the Proxy Statement under the caption "Introduction -- Special Factors Relating to the Stock Split--Effects of the Stock Split," "Proposal 2--Source of Funds and Financial Effect of Stock Split," and "Proposal 2--Fees and Expenses" is incorporated herein by reference.

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     (d) Borrowed Funds. The information set forth in the Proxy Statement under the caption "Proposal 2 -- Source of Funds and Financial Effect of Stock Split" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

     (a) Security Ownership. The information set forth in the Proxy Statement under the caption "Proposal 3 -- Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" is incorporated herein by reference.

     (b) Securities Transactions. None.

Item 12. The Solicitation or Recommendation.

     (d) Intent to Tender or Vote in Going-Private Transaction. The information set forth in the Proxy Statement under the captions "Introduction -- Summary Term Sheet -- Summary of Proposed Stock Split," "Proposal 1 -- Background," "Introduction -- Special Factors Relating to the Stock Split -- Fairness of Stock Split" and "Proposal 2 -- The Board's Recommendation" is incorporated herein by reference.

     (e) Recommendation of Others. The information set forth in the Proxy Statement under the captions "Introduction -- Summary Term Sheet -- Summary of Proposed Stock Split," "Proposal 1 -- Background," "Introduction -- Special Factors Relating to the Stock Split -- Fairness of Stock Split," "Introduction -- Votes Required to Approve Each Item" and "Proposal 2 -- The Board's Recommendation" is incorporated herein by reference.

Item 13. Financial Statements.

     (a) Financial Information. The information set forth in the Proxy Statement under the caption "Financial Statements" is incorporated herein by reference.

     (b) Pro Forma Information.  Not applicable.

Item 14. Persons/ Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or Recommendations. The information set forth in the Proxy Statement under the caption "Proposal 2 -- Exchange of Certificates for Cash Payment or Common Shares" is incorporated herein by reference.

     (b) Employees and Corporate Assets. Not applicable.

Item 15. Additional Information.

     (b) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, and each exhibit hereto, is incorporated by reference.

                                       8

Item 16. Exhibits.

     (a) The Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission concurrently with this form is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

     (d) Not applicable.

     (f) Not applicable.

     (g) Not applicable.

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
                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                WELLSFORD REAL PROPERTIES, INC.


                                By: /s/ James J. Burns
                                    --------------------------------------
                                                (Signature)

                                James J. Burns, Sr. Vice President and CFO
                                ------------------------------------------
                                              (Name and Title)

                                               June 24, 2005
                                ------------------------------------------
                                                   (Date)



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